

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Richard Pearce
Chief Financial Officer
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

      Re: **Xyratex Ltd.**
              Form 20-F for the Fiscal Year Ended November 30, 2012
              Filed February 21, 2013
              File No. 001-35766

Dear Mr. Pearce:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 49

1.   We note that you disclose inventory turns and days sales outstanding metrics in your earnings conference calls. In light of the significance of your inventory and accounts receivable balances, please tell us what consideration was given to disclosing in your Form 20-F the metrics management uses to manage these assets as well as discussing the

underlying reasons for fluctuations in these metrics. Tell us what consideration was given to discussing further the risks and uncertainties due to the buildup of inventory. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

Critical Accounting Policies

Goodwill, page 22

2.   We your disclosure on pages 41 and F-14 that based on your November 30, 2012 assessment of qualitative factors, it was more likely than not that the fair value of your reporting units were greater than their carrying values. We further note that your current market capitalization significantly less than net book value, you have had decreased revenues and net income for the periods presented, and on page 37 you disclose continued uncertainty in the underlying demand for HDDs and that you believe your enterprise data storage solutions revenues are likely to continue to decline in your fiscal 2013. Please provide us with a summary of your qualitative analysis supporting your conclusion that a step one goodwill impairment analysis was not necessary. Refer to ASC 350-20-35-3A though 3G.

3.   As a related matter, please provide us with the results of your most recent step one analysis, including the extent that your reporting units were in excess of their carrying values.

Consolidated Financial Statements

Note 15. Segment Information, page F-29

4.   We note that you report revenues for the Americas geographic region. Please tell us what consideration was given to separately disclosing revenues and long-lived assets attributed to any individual countries within the Americas with material revenues and/or assets. Please refer to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief